EXHIBIT 99.1

NEWS RELEASE	# 2012-04

Mercator Minerals to Hold Fourth Quarter 2011 Financial Results
Conference Call/Webcast on March 30, 2012

Vancouver, BC, February 27, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) expects to release its financial results for the period ended December 31, 2011 after market hours on March 29, 2012 and will hold a conference call and a live audio webcast on March 30, 2012 at 8:00 a.m. Pacific time to discuss these results.

Details to access the conference call and the live audio webcast are as follows:
(Please call approximately 5 minutes prior to the scheduled start of the call)
•	Toll free within North America 1-877-240-9772
•	For local calling: 416-340-8530
•	For overseas calling: 800-2787-2090
•	Live audio webcast of the conference call will be available at www.gowebcasting.com/3191

An archived recording of the conference call will be available for playback after the event until April 15, 2012 by dialling 1-800-408-3053 (North America), 905-694-9451 (local) and 800-3366-3052 (overseas) with conference passcode 7134461#.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng
President and CEO